Exhibit (d)(25)(ii)

AXA PREMIER VIP TRUST

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

AMENDMENT NO. 1 to the Investment Advisory Agreement dated as of July 12, 2013 (“Amendment No. 1”), between AXA Equitable Funds Management Group, LLC, a limited liability corporation organized in the State of Delaware (the “Manager”) and Diamond Hill Capital Management, Inc., an Ohio corporation (“Adviser”).

WHEREAS, the Manager and the Adviser have entered into an Investment Advisory Agreement, dated as of May 1, 2011 (“Agreement”), on behalf of the AXA Premier VIP Trust (“Trust”); and

WHEREAS, the Manager and the Adviser desire to modify the Agreement to reflect the calculation of the advisory fee based on the aggregate assets under management of the Trust and EQ Advisors Trust.

NOW, THEREFORE, effective as of July 12, 2013, the Manager and Adviser agree to modify the Agreement as follows:

1. Appendix A. Appendix A to the Agreement setting forth the Portfolio of the Trust for which the Adviser is appointed as the investment adviser and the fee payable to the Adviser with respect to the Portfolio is hereby replaced in its entirety by Appendix A attached hereto.

2. Ratification. Except as modified and amended hereby, the Agreement is hereby ratified and confirmed in full force and effect in accordance with its terms.

IN WITNESS WHEREOF, the parties have executed and delivered this Amendment No. 1 as of the date first set forth above.

AXA EQUITABLE FUNDS MANAGEMENT GROUP, LLC		DIAMOND HILL CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Joenk	By:	/s/ James F. Laird, Jr.
	Steven M. Joenk	Name: James F. Laird, Jr.
	Chairman, Chief Executive Officer,	Title: Chief Financial Officer
and President

APPENDIX A

AMENDMENT NO. 1

INVESTMENT ADVISORY AGREEMENT

Portfolio	Annual Advisory Fee Rate***

Mid Cap Value Portfolios, which shall consist of the Multimanager Mid Cap Value Portfolio* and Other Allocated Portion(s)** identified directly below (collectively, referred to as “Mid Cap Value Portfolios”):

EQ/Mid Cap Value PLUS Portfolio*,**

0.55% of the Mid Cap Value Portfolios’ average daily net assets up to and including $50 million; 0.50% of the Mid Cap Value Portfolios’ average daily net asset over $50 million and up to and including $100 million; and 0.45% of the Mid Cap Value Portfolios’ average daily net assets in excess of $100 million.

* Fee to be paid with respect to the Portfolio shall be based only on the portion of the Portfolio’s average daily net assets advised by the Adviser.

** Other Allocated Portions are other investment companies (or series or portions thereof) that are managed by FMG LLC and advised by the Adviser, which are classified as “Mid Cap Value Portfolios.”

*** The daily advisory fee for the Mid Cap Value Portfolios is calculated by multiplying the aggregate net assets of the Mid Cap Value Portfolios at the close of the immediately preceding business day by the Annual Advisory Fee Rate calculated as set forth above and then dividing the result by the number of days in the year.

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